Macleod Dixon LLP
▪ Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 2 2007
WASH., D.C.
199

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

March 1, 2007

07021482

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

SUPPL

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated February 28, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

PROCESSED
MAR 0 7 2007
THOMSON
FINANCIAL

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

CONNACHER
OIL AND GAS LIMITED

PRESS RELEASE February 2, 2007

CONNACHER OPERATING TEN RIGS; CONTINUED SIGNIFICANT PROGRESS AND FAVORABLE RESULTS AT ITS GREAT DIVIDE OIL SANDS PROJECT; FINAL CONSIDERATION BEING GIVEN TO SUBMISSION OF APPLICATION TO DEVELOP SECOND POD AT GREAT DIVIDE

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) is presently in the midst of the most active drilling program in the history of the company.

The company recently had ten rigs working on its properties, including five core hole rigs and one surface hole rig on its exploration and delineation core hole drilling program at the company's Great Divide project. Additionally, one drilling rig is now drilling the fifth horizontal production well of the company's initial five SAGD well pairs from Pad 102 at the Great Divide Pod One project. Also, three drilling rigs are being utilized to drill conventional natural gas prospects at Marten Creek and Simonette, Alberta. A second drilling rig, which will be utilized on Pad 101 at the Great Divide Pod One project, is scheduled to arrive shortly and together with the Tri City #36 rig presently on location, will be utilized to drill the next ten additional production and steam injection SAGD horizontal well pairs. This will bring to fifteen the total number of well pairs that will be available for steam injection and subsequently bitumen production targeted to reach 10,000 bbl/d, once the plant presently under construction is commissioned, start-up occurs in the summer of 2007 and bitumen begins to flow from the horizontal wells.

To date, the drilling of the horizontal production wells has proceeded extremely favorably with no drilling complications. Connacher has been able to drill horizontal production wells to a measured length approaching 650 meters, approximately 150 meters longer than the original prognosis. This was done because the wells continued to penetrate consistently excellent bitumen-saturated reservoir, and accordingly by extending the reach of the well bore, more reservoir will be opened up for prospective production and recoveries once production is initiated. The company has also been successful in positioning the horizontal production well bores in close proximity to the Paleozoic basement, thus minimizing the standoff from basement. This accordingly increases the amount of the reservoir above the production wells which can yield producible bitumen and should therefore increase recoverable reserves. Connacher also anticipates extending the horizontal length of the steam injection horizontal wells as a consequence of the continuous high quality reservoir encountered to date in the drilling of the horizontal production wells.

Significant progress is also being made in the construction of the plant and facilities at Great Divide Pod One. Readers are referred to our website at www.connacheroil.com; click on Operations/Great Divide/Photo Gallery for up-to-date pictures of the advances being made in the construction program. Connacher has scheduled a field trip for invited analysts, institutional and other large shareholders, its bankers and various lenders who provided funds pursuant to the company's US $195 million Term

Loan B project financing in October 2006. These funds, including a US$15 million working capital facility for the company's Montana Refining operation, are being utilized in the construction of the Pod One facility.

Elsewhere at Great Divide, the company is progressing very favorably with its core hole drilling program which is focused on an extension to the east of Pod One and on Pods Two, Four and Five as well as various other exploratory areas within Connacher's main lease block surrounding Pod One. Prior to year end 2006, a total of six new core holes were completed; results of these wells will be incorporated into the company's year end reserve determination for Great Divide. This information will be included in Connacher's report of year end 2006 financial and operating results, scheduled for release on March 23, 2007.

During 2007, a total of 28 additional core holes have now been drilled with positive and in some cases very encouraging results. Several core holes have penetrated reservoir thicknesses up to 30 meters, which is thicker than that encountered at Pod One. In the opinion of Connacher's management, reservoir quality is considered encouraging and similar to that generally encountered in the region. All the cores and logs from the current program will be analyzed in detail and the results will be forwarded to the company's independent engineer for their assessment and utilization in the preparation of a mid-year 2007 update of their estimate of bitumen reserves and resources. Seventy (70) core holes have been planned for this year's program, leaving 36 to be drilled prior to break-up.

Connacher's extensive 68 square kilometer 3D program over the balance of its main lease block is also underway. The results of this program are expected to further assist the company in designing its 2008 core hole program, which will likely include approximately the same number of new core holes as are contemplated in this year's program.

Connacher also wishes to advise that it is in the final stages of concluding a decision to apply for commercial development of Pod Two at Great Divide. This determination is expected to occur shortly, following additional and continuous consultation with relevant regulatory agencies and authorities and final review and appraisal of available technical data. An application would also entail extensive consultation with all relevant stakeholders at the appropriate time. A near-term application and subsequent timely approval would enable Connacher to minimize the period between completion of current drilling and of the Pod One plant, and subsequent commencement of the development at Pod Two. This would be consistent with the company's strategy of repeatability and sustainability in the growth of its production base in the oil sands. Sequential planning and development is anticipated to assist in continuing cost control and compression of the time taken from pod discovery to production start up.

Since the commencement of the winter drilling season in 2007, Connacher has also drilled 13 conventional wells at Simonette and at Marten Creek in northern Alberta. Of the total wells drilled, six are indicated natural gas wells and two are suspended awaiting further evaluation, one is drilling and four were plugged and abandoned. A further five wells are anticipated in these areas before breakup and subject to weather conditions, the company will be conducting testing, completion and tie-in activity to enhance daily production and its conventional reserve base. As these areas are winter-only access regions, efforts must be focused on a quick turnaround from drilling to the production stage or otherwise these developments must await the next drilling season in December 2007 or January 2008.

Connacher is extremely pleased with developments at Great Divide and is satisfied with the results to date of its conventional exploratory drilling program. The progress at the Pod One plant is on schedule

and the company is benefiting from its modular approach which is helping to keep plant costs within budgetary limits and construction on schedule. Drilling results from the horizontal SAGD production wells are most encouraging and reinforce earlier interpretations from analysis of cores and logs. New core hole results are also positive and are serving to reinforce Connacher's continued enthusiasm for the long-term potential for production expansion from its landholdings in the area. Specific results at Pod Two would seem to support a near-term application for development, subject to final deliberations. New oil sands opportunities are also emerging, which if captured would enable Connacher to capitalize on its experience and performance to date as it focuses on future growth and development.

Connacher Oil and Gas Limited is a public Canadian oil and gas exploration and production company. Its principal asset is its interest in the Great Divide Pod One 10,000 bbl/d oil sands project and surrounding or proximate 90,000 acres of oil sands leases which are situated in northeastern Alberta. Connacher also owns producing crude oil and natural gas properties at Battrum, Saskatchewan and at Marten Creek, Simonette and Three Hills, Alberta, a 10,000 bbl/d refinery at Great Falls, Montana and a 26 percent equity interest in Petrolifera Petroleum Limited (PDP –TSX), a public Canadian oil and nautral gas company active in Argentina, Peru and Colombia. Connacher anticipates releasing its final year end 2006 operating and financial results on March 23, 2007.

Forward-Looking Statements: This press release contains certain forward-looking statements within the meaning of applicable securities law. Forward-looking statements are frequently characterized by words such as "plan", "expect", "project", "intend", "believe", "anticipate":, "estimate" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of oil sands properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating oil prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors including unforeseen delays. As an oil sands enterprise in the development stage, Connacher faces risks, including those associated with exploration, development, approvals and the ability to access sufficient capital from external sources. Anticipated exploration and development plans relating to Connacher's properties in 2007 are subject to change. For a detailed description of the risks and uncertainties facing Connacher and its business and affairs, readers should refer to Connacher's Annual Information Form for the year ended December 31, 2005. Connacher undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change, unless required by law. The reader is cautioned not to place undue reliance on forward-looking statements.

For further information, contact:
Richard A Gusella
President and Chief Executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com Website: www.connacheroil.com

Macleod Dixon LLP
Lawyers
Calgary Almaty
Toronto Caracas
Moscow Rio de Janeiro

3700 Canterra Tower
400 Third Avenue SW
Calgary, Alberta
Canada T2P 4H2

Main: (403) 267-8222
Fax: (403) 264-5973

www.macleoddixon.com

File No. 179667

Jennifer K. Kennedy
Partner
Direct Phone: (403) 267-8188
E-mail: jennifer.kennedy@macleoddixon.com

Linda O'Neill
Assistant
Direct Phone: (403) 267-8221
E-mail: linda.oneill@macleoddixon.com

SEC MAIL RECEIVED PROCESSING WASH. D.C. MAR - 2 2007 199 SECTION

March 1, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Sir or Madam:

Re: Connacher Oil and Gas Limited (the "Company")
File No. 82-34954
Exemption Pursuant to Rule 12g-3-2(b)

We are Canadian counsel to the Company. Pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934, as amended, enclosed please find copy of the Company's Press Release dated February 28, 2007 as posted on SEDAR. As required pursuant to Rule 12g-3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and on the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the send in the enclosed self-addressed, stamped envelope.

Very truly yours,

MACLEOD DIXON LLP

Jennifer K. Kenndy

JKK:lgo:encl.

cc: Mr. Richard Gusella (Via E-Mail)

Connacher
OIL AND GAS LIMITED

PRESS RELEASE FEBRUARY 28, 2007

CONNACHER REPORTS SIGNIFICANT RESERVE INCREASES DURING 2006; PROVED CONVENTIONAL AND BITUMEN RESERVES UP 3,254 PERCENT; PROVED AND PROBABLE CONVENTIONAL AND BITUMEN RESERVES UP 29 PERCENT; CONVENTIONAL PROVED RESERVES UP 335 PERCENT; CONVENTIONAL PROVED AND PROBABLE RESERVES UP 252 PERCENT; PROVED BITUMEN RESERVES RECOGNIZED; BITUMEN RESERVE AND RESOURCE BASE EXPANSION CONTINUES

Calgary, Alberta – Connacher Oil and Gas Limited (CLL – TSX) announces that the company's conventional and bitumen reserve base expanded considerably during 2006. The increase in conventional reserves reflects successful drilling at Three Hills, Alberta and at Battrum, Saskatchewan and the March 2006 acquisition of Luke Energy Ltd. The recognition of proved bitumen reserves and the expansion of the company's reserve and resource base at Great Divide and surrounding areas reflects the regulatory approval and progress in the construction of the company's facilities at Pod One. It also reflects the impact of Connacher's ongoing core hole drilling program on its main lease block in the region.

The estimates are as at December 31, 2006 and do not include any of the results of Connacher's aggressive drilling program thus far during 2007. The full impact of this activity will be captured in a mid-year 2007 update report which will be prepared and reported upon after drilling results, core analysis and other information are fully assessed by the company and its independent evaluators, GLJ Petroleum Consultants ("GLJ") of Calgary, Alberta.

The reserve estimates provided herein were prepared by GLJ in a report ("GLJ 2006 Report") with an effective date of December 31, 2006. The GLJ 2006 Report was prepared using assumptions and methodology guidelines outlined in the Canadian Oil and Gas Evaluation Handbook ("COGE Handbook") and in accordance with National Instrument 51-101 ("NI 51-101"). Prior reports for Connacher's conventional crude oil and natural gas reserves had been prepared for the company by DeGolyer and MacNaughton Canada Limited ("D&M"), also an independent engineering consultant of Calgary, Alberta. These reports had also been prepared in accordance with the COGE Handbook and NI 51-101. Comparisons provided herein with respect to conventional reserves are to estimates contained in a report (the "D&M 2005 Report") with an effective date of December 31, 2005. The estimates of Connacher's bitumen reserves and resources as at December 31, 2005 were previously prepared by GLJ ("GLJ 2005 Great Divide Report").

Readers are cautioned that the conversion used in calculating barrels of oil equivalent (6 mcf:1 bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Furthermore, boes may be misleading if used in isolation. Also, estimations of reserves and future net revenue to be discussed in this press release constitute forward-looking statements. See "Forward Looking Statements" below. All references to future net revenue in this press release are stated before taxes.

Conventional Reserves

Connacher's conventional reserve base expanded considerably during 2006.

Proved ("1P") crude oil reserves increased 67 percent to 2.4 million barrels. Proved and probable ("2P") crude oil reserves increased 34 percent to 3.2 million barrels. Proved natural gas reserves increased 8,599 percent to 24.7 Bcf. Proved and probable natural gas reserves increased 5,197 percent to 33.5 Bcf.

On an oil equivalent basis, 1P reserves increased 335 percent to 6.5 million boes. The company's 2P equivalent reserves increased 252 percent to 8.8 million boes.

The increases reflect the impact of the acquisition during the year of Luke Energy Ltd. and successful drilling at Battrum, Saskatchewan and at Three Hills, Alberta during 2006.

Connacher's 2006 production was 2,725 boe/d compared to 867 boe/d in 2005, an increase of 214 percent. On a 1P basis, Connacher replaced 606 percent of its 2006 production and 732 percent on a 2P basis.

The GLJ 2006 Report was prepared utilizing the GLJ December 31, 2006 price deck. The GLJ 2006 Report estimated that Connacher's conventional 1P reserves would generate $183 million of future net revenue with a 10 percent present value of $122 million. Future net revenue is calculated after deduction of forecast royalties, operating expenses, capital expenditures and well abandonment costs but before corporate overhead or other indirect costs, including interest and income taxes. Future capital requirements for Connacher's 1P reserves were estimated at $3.2 million and reserve well abandonment costs at $4.2 million.

The company's 2P conventional reserves were forecast to generate $256 million of future net revenue with a 10 percent present value of $152 million, after deduction of future capital requirements of $4.6 million and reserve well abandonment costs of $4.7 million.

Bitumen Reserves

Connacher owns a 100% working interest in approximately 90,000 acres of oil sands leases at its Great Divide project in the Divide area of north-eastern Alberta, approximately 80 kilometres southwest of Fort McMurray. Several oil accumulations in the McMurray formation have been identified on the leases for development, including Pod 1 which contains over 20 metres of net steam assisted gravity drainage ("SAGD") pay and is currently being developed. Construction of a 10,000 barrel per day facility at Great Divide is progressing, with start-up of SAGD operations anticipated in mid-2007. Great Divide is located close to existing commercial operations at Hangingstone and access to the Great Divide is via Highway 63. Additional details regarding Connacher's development at Great Divide can be accessed at www.connacheroil.com or at www.sedar.com.

The major development for Connacher was the recognition by GLJ of 43.8 million barrels of proved bitumen reserves as at December 31, 2006. No proved reserves had previously been recognized for Connacher's Great Divide project. The recognition reflects regulatory approval of and the significant progress achieved during 2006 at the company's Pod One project, where construction of a 10,000 barrel per day facility is progressing most favorably.

Connacher's 2P bitumen reserves also increased 21 percent to reach 84.1 million barrels, compared to 69.6 million barrels at year end 2005. Proved, probable and possible ("3P") bitumen reserves were estimated at 110 million barrels at year end 2006. These estimates do not include any of the results from 2007 drilling of core holes at Great Divide, Alberta.

During 2006, GLJ was also able to recognize considerable additional contingent and prospective resources (as defined in the notes following the table below) on the Great Divide lands owned by Connacher. Proved reserves (1P) and low estimate (as defined in the notes following the table below) contingent resources were estimated at 70.5 million barrels; 2P reserves and best estimate (as defined in the notes following the table below) contingent resources were estimated at 188 million barrels; 3P reserves and high estimate (as defined in the notes following the table below) contingent resources were estimated at 266 million barrels.

1P reserves and low estimate total resources (contingent and prospective) were estimated at 110 million barrels; 2P reserves and best estimate total resources were estimated at 261 million barrels and 3P reserves and high estimate total resources were estimated at 479 million barrels.

The GLJ 2006 Report estimated Connacher's 1P bitumen reserves would generate $520 million of future net revenue with a 10 percent present value of $191 million, after deduction of future capital requirements of $269 million and abandonment costs of $5.6 million.

2P bitumen reserves were forecast to generate $1.3 billion of future net revenue with a 10 percent present value of $376 million, after future capital of $412 million and abandonment costs of $9.1 million.

3P bitumen reserves were forecast to generate $1.9 billion of future net revenue with a 10 percent present value of $464 million, after future capital of $494 million and abandonment costs of $11.9 million.

2P Reserves and best estimate contingent resources were forecast to generate $2.9 billion of future net revenue with a 10 percent present value of $584 million, after future additional capital to develop the contingent resources of $812 million and $16.4 million of abandonment.

2P reserves and best estimate total (contingent and prospective) resources were forecast to generate $3.9 billion of future net revenue with a 10 percent present value of $778 million, after future capital of $1.8 billion and abandonment costs of $36 million. Under this scenario, future annual production is forecast by GLJ to peak at 28,977 bbl/d in 2012.

- 3P reserves and high estimate total resources were forecast to generate $8.1 billion of future net revenue with a 10 percent present value of $1.2 billion after future capital of $3.4 billion and abandonment costs of $75 million. Under this scenario, future annual production is forecast by GLJ to peak at 40,284 barrels per day in 2012.

The resource volumes have not been classified as reserves at this time, pending further delineation drilling, development planning, project design and further regulatory applications. The resource values should be considered indicative in nature only, pending further design work to confirm timing and capital estimates.

Total Company Combined Reserves (Conventional and Bitumen)

On a combined basis, Connacher's reserves accordingly grew at very significant rates. Total 1P equivalent reserves at December 31, 2006 were estimated by GLJ to be 50.4 million boes, an increase of 3,254 percent over year end 2005.

Connacher's 2P equivalent reserves increased 29 percent to 93 million boes at December 31, 2006 compared to 72.1 million boes at year end 2005.

The company's 2P reserves are forecast to generate $1.6 billion of future net revenue with a 10 percent present value of $529 million, after future capital of $417 million and abandonment costs of $13.7 million. This represents a 160 percent year over year increase in the 10 percent present values.

On a per share basis the calculated present value equates to approximately $2.67 per Connacher common share outstanding, before provision for the value of contingent and prospective resources as estimated in the GLJ 2006 Report. There are presently approximately 198 million Connacher common shares outstanding.

No reserve volumes or future net revenue or present value thereof was assigned herein to Connacher's equity interest in Petrolifera Petroleum Limited's crude oil and natural gas reserves in Argentina.

A detailed breakdown of reserves by category and other disclosure items related to the reserve reports referenced herein will be included in the company's Annual Report and in its Annual Information Form ("AIF") which will be filed on SEDAR at www.sedar.com.

Unproved Property Valuation

Connacher retained Sayer Energy Advisors ("Sayer"), independent energy advisors of Calgary, Alberta, to conduct an evaluation of its unproved properties in Western Canada. Sayer completed a report (the "Sayer Report") with an effective date of December 31, 2006. It was prepared according to Standard of Disclosure for Oil and gas activities described in NI 51-101.

Sayer assigned a low value of $14.9 million, a median value of $16.2 million and a high value of $17.6 million to Connacher's 64,102.1 net hectares of petroleum and natural gas rights held in the Provinces of Alberta, British Columbia and Saskatchewan as at December 31, 2006. The valuation does not include any of Connacher's bitumen rights which are evaluated within the GLJ 2006 Report.

Summary Tables

Connacher Oil and Gas Limited
Conventional Canadian Reserves

	OIL & NGLs (mbbl)			NATURAL GAS (mmcf)			Equivalent (mboes)		
	31/12/05	31/12/06	%Δ	31/12/05	31/12/06	%Δ	31/12/05	31/12/06	%Δ
Proved (1P)(1)	1,454	2,422	67 %	284	24,706	8,599 %	1,502	6,540	335 %
Probable(2)	936	786	-16 %	348	8,773	2,421 %	994	2,248	126 %
Proved + Probable (2P)(1)(2)	2,390	3,208	34 %	632	33,479	5,197 %	2,496	8,788	252 %

Connacher Oil and Gas Limited Great Divide Bitumen Reserves and Resources (mbbl)	31/12/05	31/12/06	%Δ
Proved (1P)(1)	0	43,841	∞
Proved and Probable (2P)(1)(2)	69,604	84,147	21%
Proved, Probable and Possible(1)(2)(3)	108,327	109,861	1%
1P + Low Estimate Contingent Resources(1)(4)(6)	0	70,533	∞
2P + Best Estimate Contingent Resources(1)(2)(4)(7)	0	187,818	∞
3P + High Estimate Contingent Resources(1)(2)(3)(4)(8)	0	265,723	∞
1P+ Low Estimate Total Resources (1)(6)(9)	0	110,477	∞
2P + Best Estimate Total Resources(1)(2)(7)(9)	0	260,625	∞
3P + High Estimate Total Resources(1)(2)(3)(8)(9)	0	478,953	∞

Connacher Oil and Gas Limited Combined Conventional and Bitumen Reserves (mboes)	31/12 2005	31/12 2006	%Δ
Proved Conventional(1)	1,502	6,540	
Proved Bitumen(1)	0	43,841	
Total Proved (1P)(1)	1,502	50,381	3,254%
Probable Conventional(2)	994	2,248	
Probable Bitumen(2)	69,604	40,306	
Total Probable(2)	70,598	42,554	-40%
Proved + Probable Conventional (2P)(1)(2)	2,496	8,788	
Proved + Probable Bitumen(1)(2)	69,604	84,147	
Total 2P(1)(2)	72,100	92,935	29%

Connacher Oil and Gas Limited 10% Present Value of Future Net Revenue Bitumen Reserves and Resources ($000)	31/12/05	31/12/06	YOY %Δ
Proved (1P)(1)	0	190,721	∞
2P(1)(2)	167,802	376,398	124%
3P(1)(2)(3)	227,566	464,059	104%
1P + Low Estimate Contingent Resources(1)(4)(6)	0	243,198	∞
2P + Best Estimate Contingent Resources(1)(2)(4)(7)	0	584,014	∞
3P + High Estimate Contingent Resources(1)(2)(3)(4)(8)	0	813,795	∞
1P + Low Estimate Total Resources(1)(6)(9)	0	486,727	∞
2P + Best Estimate Total Resources(1)(2)(7)(9)	0	778,093	∞
3P+ High Estimate Total Resources(1)(2)(3)(8)(9)	0	1,245,053	∞

Connacher Oil and Gas Limited 10% Present Value of Future Net Revenue Total Company (Conventional and Bitumen) [10]			
($000)	2005	2006	%Δ
Proved Conventional[1]	22,826	121,672	
Proved Bitumen[1]	0	190,721	
Total Proved (1P)[1]	22,826	312,394	1,269%
Probable Conventional[2]	12,424	30,743	
Probable Bitumen[2]	167,802	185,677	
Total Probable[2]	180,226	216,420	20%
P+P Conventional (2P)[1][2]	35,250	152,415	
P+P Bitumen (2P)[1][2]	167,802	376,398	
P+P Total (2P)[1][2]	203,052	528,813	160%

Notes:

(1) Proved reserves are those reserves that can be estimated with a high degree of certainty to be recoverable. It is 90% likely that the actual remaining quantities recovered will exceed the estimated proved reserves.

(2) Probable reserves are those additional reserves that are less certain to be recovered than proved reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated proved plus probable reserves.

(3) Possible reserves are those additional reserves that are less certain to be recovered than probable reserves. There is only a 10% probability that the quantities actually recovered will equal or exceed the sum of proved plus probable plus possible reserves. Possible reserves were 25.7 million barrels in the GLJ 2006 Report, 38.7 million barrels in the GLJ 2005 Great Divide Report and 1.1 million boe's in the D&M 2005 Report, respectively.

(4) Contingent resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from known accumulations but are not currently economic. GLJ has categorized these resources as contingent as additional delineation drilling, development planning, project design and further regulatory applications are required.

(5) Prospective resources are those quantities of oil and gas estimated on a given date to be potentially recoverable from undiscovered accumulations. If discovered, they would be technically and economically viable to recover.

(6) Low Estimate is considered to be a conservative estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term reflects P_{90} confidence level.

(7) Best Estimate is considered to be the best estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, this term is a measure of central tendency of the uncertainty distribution (P_{50}).

(8) High Estimate is considered to be an optimistic estimate of the quantity that will actually be recovered from the accumulation. If probabilistic methods are used, the term reflects a P_{10} confidence level.

(9) Total resources includes contingent resources and prospective resources.

(10) Does not include bitumen resources or undeveloped land value.

Forward Looking Statements

This press release contains forward-looking statements, including but not limited to estimated reserves and future net revenues, future capital expenditures, estimated well abandonment costs and anticipated production. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to risks associated with the oil and gas industry (e.g. operational risks in development, exploration and production delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections in relation to production, costs and expenses and health, safety and environmental risks), the risk of commodity price and foreign exchange rate fluctuations and the risk associated with changes in legislation related to royalties, taxation and environmental matters. Additional risks and uncertainties are described in the company's Annual Information Form which is filed on SEDAR at www.sedar.com.

The reserves and future net revenue in this press release represent estimates only. The reserves and future net revenue

from the company's properties have been independently evaluated by GLJ and D&M with effective dates of December 31, 2006 and December 31, 2005, respectively. These evaluations include a number of assumptions relating to factors such as initial production rates, production decline rates, ultimate recovery of reserves, timing and amount of capital expenditures, marketability of production, future prices of crude oil and natural gas, operating costs, abandonment and salvage values, royalties and other government levies that may be imposed during the producing life of the reserves. These assumptions were based on price forecasts in use at December 31, 2005 in the case of D&M and GLJ and at December 31, 2006 in the case of GLJ and many of these assumptions are subject to change and are beyond the control of the company. Actual production, sales and cash flows derived therefrom will vary from the evaluation and such variations could be material. The present value of estimated future net cash flows referred to herein should not be construed as the current market value of estimated crude oil and natural gas reserves attributable to the company's properties. There can be no assurance that prospective resources will be discovered or that contingencies relating to the contingent resources will be satisfied such that these resources may be classified as reserves. Estimates of future net revenue do not represent fair market value.

Due to the risks, uncertainties and assumptions inherent in forward-looking statements, prospective investors in the company's securities should not place undue reliance on these forward-looking statements. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. The company assumes no obligation to revise or update forward looking statements to reflect new circumstances, except as required by law.

For further information

Richard A Gusella
President and Chief executive Officer
Connacher Oil and Gas Limited
Phone: (403) 538-6201 Fax: (403) 538-6225
inquiries@connacheroil.com www.connacheroil.com

END